

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2024

Ronen Tsimerman
Chief Financial Officer
IceCure Medical Ltd.
7 Ha'Eshel St., PO Box 3163
Caesarea, 3079504 Israel

IceCure Medical Ltd.

>   **Re: IceCure Medical Ltd.**
>   **Annual Report on Form 20-F filed March 29, 2023**
>   **File No. 001-40753**

Dear Ronen Tsimerman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                      Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Industrial Applications and Services

cc: Eric Victorson